Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statements on Form S-3 (No. 333-265084) and Form S-8 (No. 333-251368) of Certara, Inc. and Subsidiaries (the “Company”) of our report dated March 1, 2022 on our audits of the consolidated financial statements of the Company as of December 31, 2021 and for each of the years in the two-year period ended December 31, 2021, included in this Annual Report on Form 10-K of the Company for the year ended December 31, 2022.

Our report dated March 1, 2022, on the consolidated financial statements, refers to the Company’s change in its method of accounting for leases effective January 1, 2021, due to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 842, Leases.

/s/ CohnReznick LLP

Tysons, Virginia

March 1, 2023